UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMPLITECH GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03211Q101

(CUSIP Number)

Microphase Corporation

587 Connecticut Ave.

Norwalk, CT 06854

(203) 866-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Microphase Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,333,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,333,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1 Security and Issuer.

This statement (the “Statement”) relates to 4,333,333 shares of common stock, par value $0.001 per share (the “Common Stock”) of AmpliTech Group, Inc., a Nevada corporation (the “Company” or the “Issuer”). The principal executive office of the Company is located at 35 Carlough Rd., Bohemia, New York 11716.

Item 2 Identity and Background

The Statement is being filed by Microphase Corporation, a Connecticut corporation (“Microphase”).

Microphase Corporation

587 Connecticut Ave.

Norwalk, CT 06854

Microphase is a Connecticut corporation in the design to manufacture (OEM) industry, delivering RF and Microwave filters, diplexers, multiplexers, detectors, switch filters, integrated assemblies and detector logarithmic video amplifiers (DLVA) to the Military, Aerospace and Telecommunications industries.

During the last five years neither Microphase nor any of its representatives has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Microphase acquired the reported 4,333,333 shares of the Company’s Common Stock as follows:

On July 10, 2014, the Company consummated a Securities Purchase Agreement (the “Agreement”) with Microphase, pursuant to which Microphase agreed to purchase an aggregate of 13,000,000 shares of the Company's common stock in three equal installments for a purchase price of $300,000. The first purchase closed on July 10, 2014, the second purchase of 4,333,333 shares for $100,000 is to be completed on August 15, 2014 and the last purchase of 4,333,333 shares is to be completed on September 15, 2014.

Item 4 Purpose of Transaction.

Microphase does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; except that Microphase shall receive additional shares in consideration for additional payments, pursuant to the terms of the Agreement and may dispose of such shares in accordance with applicable securities laws; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Microphase holds 4,333,333 shares (the “Common Shares”) of the Company’s Common Stock. Such amount represents 13.3% of the total issued and outstanding Common Stock of the Company.

(b) The Board of Directors of Microphase holds sole voting and dispositive power over the Common Shares.

(c) Other than disclosed below, there were no transactions by Microphase in the Issuer’s Common Stock during the last 60 days:

None.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Microphase.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Microphase, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Microphase and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROPHASE CORPORATION

Date: July 22, 2014

By:	/s/ Ronald Durando
Name: Title:	Ronald Durando Chief Executive Officer